UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Date of Report:  July 7, 2009

Commission File Number:  001-34395

China Networks International Holdings Ltd.
(Exact name of registrant as specified in its charter)

China Networks International Holdings Ltd.
(Translation of Registrant’s name into English)

801 Block C, Central International Trade Center
6A Jianguomenwai Avenue
Chaoyang District
Beijing, 100022 PRC
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐    No ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐    No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
Yes ☐    No ☒

The registrant issued the following press release on July 7, 2009 in connection with a letter it received on July 6, 2009 from the NYSE Amex regarding its intention to delist the Company’s securities.

FOR IMMEDIATE RELEASE

CHINA NETWORKS INTERNATIONAL HOLDINGS LTD. RECEIVES NOTICE OF DELISTING FROM NYSE AMEX

NEW YORK, July 7/PRNewswire-FirstCall/ -- China Networks International Holdings Ltd. (NYSE Amex: CNR), a provider of broadcast television advertising rights through joint venture arrangements in the People’s Republic of China (“CNIH”), today reported that it received a letter (the “Letter”) on July 6, 2009, from the NYSE Amex indicating its intent to proceed with delisting of CNIH’s common stock, units and warrants pursuant to Section 1003(d) of the Exchange’s Company Guide.  The Exchange cited, in particular, the failure of the Company (formerly known as Alyst Acquisition Corp.) to meet certain initial listing requirements following the consummation of its merger with China Networks Media, Ltd. on June 30, 2009.  Specifically, under Section 102(a) of the Exchange’s Company Guide, a company is required to have a minimum public distribution of 500,000 shares of common stock and a minimum of 800 public shareholders, or a minimum of 1 million shares of common stock together with a minimum of 400 public shareholders.  In addition, the Exchange cited the Company’s failure under Section 132(e) to provide certain additional documentation and information requested by the Exchange in a timely manner. CNIH has a limited right to appeal the Exchange’s determination by requesting an oral hearing or a hearing based upon a written submission before a Listing Qualifications Panel.  Such request, together with the applicable fees, must be received by the Exchange by July 13, 2009.  If CNIH does not appeal by the prescribed date, the Exchange will suspend trading in CNIH’s securities and submit an application to the SEC for remove the securities from listing.  CNIH’s management expects to appeal the Exchange’s determination within the required time period and request a hearing before a committee of the Exchange.  Such a hearing is expected to be scheduled within 45 days of receipt by the Exchange of CNIH’s appeal.  There can be no assurance that the Company’s request for continued listing of its securities will be granted.  In the event that CNIH is unsuccessful in retaining its listing on the NYSE Amex, its securities will be eligible for trading in the OTC Bulletin Board until it can once again meet the listing requirements of a nationally recognized exchange.

About CNIH

CNIH is a provider of broadcast television advertising in the PRC through joint venture arrangements with state-owned television stations.  The Company’s principal executive offices are in Beijing, PRC.  CNIH is the result of a merger between Alyst Acquisition Corp., a SPAC, and China Networks Media, Ltd., which was consummated on or about June 30, 2009.  CNIH is incorporated in the British Virgin Islands.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 about CNIH.  Forward-looking statements are statements that are not historical facts and may be identified by the use of forward-looking terminology, including the words "believes," "expects," "intends," "may," "will," "should" or comparable terminology. Such forward-looking statements are based upon the current beliefs and expectations of CNIH’s management and are subject to risks and uncertainties which could cause actual results to differ from the forward- looking statements.

Forward-looking statements are not guarantees of future performance and actual results of operations, financial condition and liquidity, and developments in the industry may differ materially from those made in or suggested by the forward-looking statements contained in this press release. These forward-looking statements are subject to numerous risks, uncertainties and assumptions. The forward-looking statements in this press release speak only as of the date of this press release and might not occur in light of these risks, uncertainties, and assumptions. Alyst undertakes no obligation and disclaims any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

For Further Information, please contact:
China Networks International Holdings Ltd.
Michael E. Weksel
Tel: 212-650-0232
Email: mweksel@alyst.net

SOURCE:  China Networks International Holdings Ltd.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA NETWORKS INTERNATIONAL HOLDING LTD.

By:	/s/ Michael E. Weksel
Name: Michael E. Weksel
Title: Chief Financial Officer

July 7, 2009

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